January 20, 2017

VIA EDGAR CORRESPONDENCE

H. Roger Schwall, Esq., Assistant Director, Office of Natural Resources

Parhaum J. Hamidi, Attorney-Adviser

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Barfresh Food Group, Inc.
Registration Statement on Form S-1
Filed December 23, 2016
File No. 333-215322

Dear Messrs. Schwall and Hamidi:

This letter sets forth the responses of Barfresh Food Group, Inc. (“Barfresh” or the “company”) to your letter dated January 13, 2017, relating to the above captioned registration statement. The company is simultaneously submitting an amendment to the registration statement reflecting the changes set forth below. The comments of the staff of the U.S. Securities and Exchange Commission are set forth in bold text below, and the responses of the company are set forth in plain text immediately following each comment.

Management’s Discussion and Analysis, page 31

1. Please provide in this section a discussion and analysis of your financial condition and results for the nine-month transition period ended December 31, 2015 and your comparable prior year information. Refer to Instruction 1 to Paragraph 303(a) of Regulation S-K.

We have revised this section of the registration statement to include a discussion and analysis of our financial condition and results for the nine-month transition period ended December 31, 2015 and comparable prior year information.

Executive Compensation, page 39

2. Please update this section to provide the information that Item 402 of Regulation S-K requires for compensation awarded in the fiscal year ended December 31, 2016. For guidance, refer to the Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the Commission’s website.

We have revised this section of the registration statement to provide the information Item 402 of Regulation S-K requires for compensation awarded in the fiscal year ended December 31, 2016.

*       *       *

We appreciate the Staff’s guidance and assistance in this matter. If you have any questions, please contact our legal counsel:

Libertas Law Group Inc.

Mark Abdou at (310) 359-8742

Ruba Qashu at (949) 355-5405

Very truly yours,

Barfresh Food Group, Inc.

/s/ Riccardo Delle Coste

Riccardo Delle Coste, Chief Executive Officer

cc:	Mr. Joseph Tesoriero, Chief Financial Officer
Mark Abdou, Libertas Law Group, Inc.
Ruba Qashu, Libertas Law Group, Inc.